

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2018

Steven Weldon
Chief Financial Officer
GT Biopharma, Inc.
1825 K Street NW, Suite 510
Washington, D.C. 20006

       Re: GT Biopharma, Inc.
           Registration Statement on Form S-3
           Filed March 1, 2018
           File No. 333-223348

Dear Mr. Weldon:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Incorporation of Certain Information by Reference, page 31

1.   We note that you have incorporated by reference the annual report on Form 10-K for the fiscal year ended December 31, 2016, but do not incorporate by reference all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 2016 as required by Item 12(a)(2) of Form S-3. Please revise your registration statement so that it complies with Item 12 of Form S-3.

General

2.   Please advise us as to the basis upon which you are eligible to register on Form S-3 at this time. Refer to General Instruction I.A.3(b) of Form S-3. In this regard, we note that with respect to the amendment to the certificate of incorporation on July 17, 2017 to change the name of the company, the Form 8-K providing Item 5.03 disclosure was not filed until July 25, 2017. As such, it appears this Form 8-K was not filed timely. For guidance, please refer to Item 5.03(a) of Form 8-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Chris Edwards at (202) 551-6761 or Erin Jaskot at (202) 551-3442 with any questions.

                                        Division of Corporation Finance
                                        Office of Healthcare & Insurance

cc: Jenifer R. Smith